**Höganäs**

**SUPPL**



April 9, 2010

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA



Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

**Re.: Rule 12g3-2(b)**
**File No. 82-3754**

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)



Christel Hübinette

Encl. Press release 9 April, 2010



Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com

Höganäs

*Press Release*

## Publication of Höganäs AB's Annual Report 2009

Höganäs AB's Annual Report for the financial year 2009 is now available on the webpage of the company, www.hoganas.com. A printed copy of the Annual Report will be sent to shareholders at request.

Höganäs 9 April, 2010

HÖGANÄS AB (publ)

This is information that Höganäs AB (publ) is obligated to make public according to the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 09.00 on 9 April, 2010

Höganäs AB is the world's leading producer of iron and non-ferrous metal powders. The company has developed deep application competence based on a strong vision of powder's possibilities to enhance efficiency and reduce resource consumption and environmental impact in a number of areas. In cooperation with its customers, Höganäs can thus contribute in a wide range of applications such as the creation of future automotive components and white goods, and in water treatment and emission control. The company, which was established in 1797, reported net sales of MSEK 4 571 for 2009 and is listed on Nasdaq OMX Stockholm's Mid Cap segment.

www.hoganas.com